

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

August 25, 2008

via U.S. mail and facsimile

Mr. Alexander Dannikov, Director
Bosco Holdings, Inc.
26 Utkina Street, Apt. 10
Irkutsk, Russia 664007

> **RE:**   **Bosco Holdings, Inc.**
> **Form 8-K Item 4.01**
> **Filed July 28, 2008**
> **Form 8-K/A Item 4.01**
> **Filed August 11, 2008**
> **Form 8-K/A Item 4.01**
> **Filed August 25, 2008**
> **File No. 333-144509**

Dear Mr. Dannikov:

We have completed our review of your filing and amendments and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant